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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


12060854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


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RECEIVED
FEB 29 2012
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SEC FILE NUMBER
8-38192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D. WECKSTEIN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Weckstein (212) 986-3422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name – *if individual, state last, first, middle name*)

460 Park Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/5

OATH OR AFFIRMATION

I, Donald Weckstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. Weckstein & Co., Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

VENUE: STATE OF NEW YORK
COUNTY OF NEW YORK
JURAT: SWORN TO BEFORE ME THIS 28th DAY OF February, 2012

Signature

Officer President
Title

Notary Public

INDIA N. MOORE
Notary Public, State of New York
Qualified in Bronx County
No. 01MO6142371
My Commission Expires March 20, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. WECKSTEIN & CO., INC.

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2011

(with supplementary information)

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
D. Weckstein & Co., Inc.:

We have audited the accompanying statement of financial condition of D. WECKSTEIN & CO., INC. as of December 31, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2012



D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 119,599
Marketable securities, at fair value	225,192
Commissions receivable	12,444
Prepaid expenses	7,040
Furniture, fixtures and equipment (less $82,092 of depreciation)	5,805
Security deposit	30,488
Total assets	$ 400,568

LIABILITIES

Accounts payable and accrued expenses	$ 25,415
Payroll taxes payable	66,582
Total liabilities	91,997

STOCKHOLDER'S EQUITY

Common stock - no par value; 200 shares authorized; 40 shares issued and outstanding	40,000
Additional paid-in capital	534,600
Accumulated (deficit)	(266,029)
Total stockholder's equity (statement attached)	308,571
Total liabilities and stockholder's equity	$ 400,568

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions		$ 764,379
Realized gain on marketable securities held for investment		2,036
Net dealer trading (loss)		(32,946)
Investment banking		56,150
Interest and dividends		2,071
		791,690
Expenses:		
Officer compensation and benefits	$ 142,233	
Employee compensation and benefits	240,604	
Payroll taxes	28,076	
Clearance	58,619	
Equipment rental	73,900	
Rent	131,530	
Travel and entertainment	18,195	
Telephone	15,554	
Professional fees	45,635	
Office expense	26,151	
Registration expense	10,715	
Insurance	642	
Miscellaneous	967	
Penalties	12,500	
Depreciation	2,398	807,719
Net (loss) before New York City taxes		(16,029)
New York City taxes		1,000
NET (LOSS) (TO STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY)		$ (17,029)

The notes to financial statements are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED (DEFICIT)	UNREALIZED GAIN OR (LOSS) FROM MARKETABLE SECURITIES HELD FOR INVESTMENT	TOTAL
BALANCE AT JANUARY 1, 2011	$ 40,000	$ 534,600	$ (249,000)	$ (901)	$ 324,699
COMPREHENSIVE INCOME:					
Net (loss) (statement attached)			(17,029)		(17,029)
Reclassification adjustment for realized gains included in net loss				901	901
BALANCE AT DECEMBER 31, 2011 (TO STATEMENT OF FINANCIAL CONDITION)	$ 40,000	$ 534,600	$ (266,029)	$ -	$ 308,571

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net (loss)		$ (17,029)
Adjustments to reconcile net (loss)		
to net cash (used) for operating activities:		
Realized (gain) from sale of marketable securities		
held for investment	$ (2,036)	
Depreciation	2,398	
(Increase) in marketable securities, at fair value	(62,664)	
(Increase) in commissions receivable	(7,431)	
(Increase) in prepaid expenses	(558)	
(Increase) in security deposit	(117)	
Increase in accounts payable and accrued expenses	434	
Increase in payroll taxes payable	66,582	
(Decrease) in New York City taxes payable	(2,182)	(5,574)
Net cash (used) for operating activities		(22,603)
Cash flows from investing activities:		
Proceeds from sale of marketable securities held for investment		14,412
Purchases of furniture, fixtures and equipment		(2,077)
Net cash provided by investing activities		12,335
(DECREASE) IN CASH AND CASH EQUIVALENTS		(10,268)
Cash and cash equivalents - January 1, 2011		129,867
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2011		$ 119,599

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker/dealer. The Company is registered as a broker/dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts operations exclusively in New York, however, customers are located in various states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of or for customers. Revenue is derived principally from trading profits executed for the Company's principal account, investment banking fees, commissions received on security trades executed for customers and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

USE OF ESTIMATES -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES – Marketable securities are recorded at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income. Realized gains and losses from securities designated as held for investment are reflected on the statement of income and unrealized gains and losses from securities designated as held for investment are reflected in other comprehensive income on the statement of changes in stockholder's equity.

FURNITURE, FIXTURES AND EQUIPMENT - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years.

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the fair value of financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instruments.

The market approach valuation technique was used in determining the fair values of level 2 investments and the inputs used were readily available quoted prices for similar investments in active markets.

The following are the Company's major categories of assets measured at fair value on a recurring basis at December 31, 2011, categorized by the above FASB ASC 820 fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)
Marketable securities	$ 221,425	$ 3,767

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no Federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

COMMITMENT AND RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date all unsettled trades at December 31, 2011 settled with no resulting liability to the Company.

The Company leases office space on a month-to-month basis.

(Continued)

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $233,987 which was $133,987 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .3932 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2011, all the marketable securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2011, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2012, which is the date on which the financial statements were available to be issued.

D. WECKSTEIN & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2011

Total stockholder's equity		$ 308,571
Deductions for non-allowable assets		(23,421)
Net capital before haircuts		285,150
Haircuts:		
Marketable securities	$ (33,577)	
Undue concentration	(17,586)	(51,163)
NET CAPITAL		233,987
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $91,997 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 133,987
Ratio of aggregate indebtedness to net capital		0.3932

See the accompanying Independent Auditor's Report

D. WECKSTEIN & CO., INC.

SCHEDULE II
RECONCILIATION OF NET CAPITAL PER ORIGINAL
FOCUS REPORT TO NET CAPITAL PER AUDITED REPORT
AS AT DECEMBER 31, 2011

Net capital per original focus report	$ 230,176
Decrease in net loss	3,555
(Increase) in non-allowable assets	(102)
Change in haircuts on securities:	
Marketable securities	202
Undue concentration	156
Net Capital Per Audited Report	$ 233,987

See the accompanying Independent Auditor's Report

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D. Weckstein & Co., Inc.:

In planning and performing our audit of the financial statements and supplementary information of D. Weckstein & Co., Inc. (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

460 Park Avenue New York, New York 10022

T 212.245.5900 F 212.586.3240 www.fffcpas.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2012